2Q24 Investor Presentation

July 24, 2024


United
Community

United Community Banks, Inc.

EQUAL HOUSING LENDER

Disclosures

CAUTIONARY STATEMENT

This Investor Presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential,” or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in United’s Annual Report on Form 10-K for the year ended December 31, 2023, and other documents subsequently filed by United with the United States Securities and Exchange Commission (“SEC”).

Many of these factors are beyond United’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

Disclosures

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles (“GAAP”). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as “noninterest expense – operating,” “operating net income,” “pre-tax, pre-provision income,” “operating net income per diluted common share,” “operating earnings per share,” “tangible book value per common share,” “operating return on common equity,” “operating return on tangible common equity,” “operating return on assets,” “return on assets - pre-tax pre-provision - operating,” “return on assets - pre-tax, pre-provision,” “operating efficiency ratio,” and “tangible common equity to tangible assets.”

These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United’s underlying performance trends. Further, United’s management uses these measures in managing and evaluating United’s business and intends to refer to them in discussions about United’s operations and performance. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

United Community Banks, Inc.



Regional Full-Service Branch Network
National Navitas and SBA Markets
UCBI Banking Offices
TN
NC
SC
GA
AL
FL
CLARKSVILLE
NASHVILLE
JACKSON
MEMPHIS
KNOXVILLE
JOHNSON CITY
WINSTON-SALEM
GREENSBORO
DURHAM
RALEIGH
ASHEVILLE
CHARLOTTE
FAYETTEVILLE
CHATTANOOGA
GREENVILLE
WILMINGTON
HUNTSVILLE
FLORENCE
MYRTLE BEACH
ATHENS
COLUMBIA
BIRMINGHAM
ATLANTA
AUGUSTA
TUSCALOOSA
MACON
CHARLESTON
HILTON HEAD ISLAND
COLUMBUS
MONTGOMERY
SAVANNAH
ALBANY
DOTHAN
VALDOSTA
MOBILE
PENSACOLA
DESTIN
TALLAHASSEE
JACKSONVILLE
PANAMA CITY
ORLANDO
TAMPA
SARASOTA
FORT LAUDERDALE
NAPLES
MIAMI

Premier Southeast Regional Bank – Committed to Service Since 1950

- ✓ Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- ✓ 192 branches, 11 LPOs, and 3 MLOs across six Southeast states; Top 10 deposit market share in GA and SC

Extended Navitas and SBA Markets

- ✓ Navitas subsidiary is a technology-enabled, small-ticket, essential-use commercial equipment financing provider
- ✓ SBA business has both in-footprint and national business (4 specific verticals)

Company Overview

$27.1
BILLION IN TOTAL ASSETS

$3.0
BILLION IN AUA[1]

12.8%
CET1 RBC[2]

$0.23
QUARTERLY DIVIDEND

203
BANKING OFFICES ACROSS THE SOUTHEAST

Ten-time winner of the J.D. Power award that ranked us **#1 IN CUSTOMER SATISFACTION** with Consumer Banking in the Southeast in 2024

$18.2
BILLION IN TOTAL LOANS

$23.0
BILLION IN TOTAL DEPOSITS

AMERICA'S BEST BANKS
in 2023 for the ninth consecutive year – Forbes

WORLD'S BEST BANKS
in 2023 for four of the last five years – Forbes

AMERICA'S MOST TRUSTWORTHY COMPANIES
in 2023 and #2 in the banking industry - Newsweek

BEST BANKS TO WORK FOR
in 2023 for the seventh consecutive year – American Banker

Note: See Glossary located at the end of this presentation for reference on certain acronyms
(1) Adjusted for the contracted sale of FinTrust Capital Advisors, expected to close in 3Q24
(2) 2Q24 regulatory capital ratios are preliminary

2Q24 Highlights

$0.54
Diluted earnings per share – GAAP

$0.58
Diluted earnings per share – operating[(1)]

0.97%
Return on assets – GAAP
+7 bps from 1Q24

1.04%
Return on assets – operating[(1)]
+11 bps from 1Q24

1.54%
Return on assets – PTPP – operating[(1)]
+7 bps from 1Q24

2.35%
Cost of deposits

27%
DDA / Total Deposits

7.53%
Return on common equity – GAAP

11.68%
Return on tangible common equity – operating[(1)]

59.7%
Efficiency ratio – GAAP
-77 bps from 1Q24

57.1%
Efficiency ratio – operating[(1)]
-209 bps from 1Q24

3.37%
Net interest margin
+17 bps from 1Q24

$19.13
TBV per share
+9% from 1Q24, annualized

Other 2Q notable items:

$1.7mm
unrealized equity gains

$0.6mm
MSR write-up

Diluted Earnings Per Share


$0.53
$0.55
$0.51
$0.52
$0.54
$0.58
2Q23
1Q24
2Q24
GAAP
Operating(1)

Return on Average Assets


0.95%
1.00%
0.90%
0.93%
0.97%
1.04%
2Q23
1Q24
2Q24
GAAP
Operating(1)

Book Value Per Share


$25.98
$17.83
$26.83
$18.71
$27.18
$19.13
2Q23
1Q24
2Q24
GAAP
Tangible

PTPP Return on Average Assets


1.59%
1.65%
1.36%
1.40%
1.44%
1.54%
2Q23
1Q24
2Q24
PTPP
Operating(1)

(1) See non-GAAP reconciliation table slides in the exhibits to this Presentation for a reconciliation of operating performance measures to GAAP performance

Outstanding Deposit Franchise

2Q24 Change in Customer Deposits



$ in millions
$23,157
($118)
($261)
($38)
$162
($84)
$22,818
1Q24 Total Customer Deposits
Noninterest-bearing
NOW
Savings
MMA
Time
2Q24 Total Customer Deposits

2Q24 Public Funds Δ	Noninterest-bearing	NOW	Savings	MMA	Time
	($19.7)	($170.0)	($0.0)	($10.7)	($7.2)

Cumulative Total Deposit Beta of 44% through 2Q24



0.07%
0.06%
3.65%
0.49%
5.25%
2.24%
5.25%
2.32%
5.25%
2.35%
4Q21
4Q22
4Q23
1Q24
2Q24
Fed Target Average
UCBI Cost of Deposits

Customer Deposit Growth

- ✓ Significant liquidity and less loan demand allowed for a strategy to lower rates for public funds and other more expensive accounts
- ✓ Excluding brokered deposits and public funds, total deposits were down $132 million, or 2.6% annualized, from 1Q24

Continued Stabilization of Deposit Costs

- ✓ Cost of deposits relatively flat in 2Q24 as lower pricing on certain more expensive sources was offset by continued mix change towards promotional money market accounts
- ✓ DDA% remained unchanged from 1Q24 at 27% of total deposits

Well-Diversified Loan Portfolio

2Q24 Loan Portfolio Decline


$ in millions
$18,375
($85)
($148)
$32
$37
$18,211
1Q24 Total Loans
C&I
CRE
Construction
Mortgage / Consumer
2Q24 Total Loans

2Q24 Total Loans $18.2 billion


Home Equity
5%
Manufactured Housing
2%
Residential Construction
1%
Other Consumer
1%
C&I
40%
CRE
22%
Residential Mortgage
18%
Commercial Construction
11%

Quarter Highlights

- ✓ Loan shrinkage partly driven by a conservative approach to credit management, which includes a more cautious stance on new originations and actively moving problem credits out of the bank
- ✓ Loans decreased $164 million, or 3.6% annualized, primarily driven by declines in income producing CRE
- ✓ Construction and CRE ratios as a percentage of total RBC were 75% and 205%, respectively
- ✓ Top 25 relationships totaled $870 million, or 4.8% of total loans
- ✓ SNCs outstanding of $219 million, or 1.2% of total loans
- ✓ Project lending limit of $32 million
- ✓ Conservative relationship lending limits driven by risk grades

Note: C&I include Commercial & industrial, Owner occupied CRE and Equipment financing

Balance Sheet Strength – Liquidity and Capital

Loans / Core Deposits %



95%
80%
80%
79%
79%
80%
2Q23
3Q23
4Q23
1Q24
2Q24
UCBI
KRX Peer Median

- ✓ Substantial balance sheet liquidity and above-peer capital ratios
- ✓ $6.0 billion securities portfolio offers significant near- and medium-term cash flow opportunities
- ✓ FHLB borrowings remained at zero in 2Q24
- ✓ 0.7% of total deposits are brokered in 2Q24, compared to 3.1% for the KRX peer median

Tangible Common Equity / Tangible Assets %



8.2%
8.2%
8.4%
8.5%
8.8%
7.6%
2Q23
3Q23
4Q23
1Q24
2Q24
UCBI
KRX Peer Median

Common Equity Tier 1 RBC %*



12.2%
12.2%
12.2%
12.4%
12.8%
11.7%
2Q23
3Q23
4Q23
1Q24
2Q24
UCBI
KRX Peer Median

*2Q24 regulatory capital ratios are preliminary

Capital

Risk-Based Capital Ratios



CET1
Non-common Tier 1
Tier 2
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
14.4%
1.8%
0.5%
12.1%
1Q23
14.6%
1.9%
0.5%
12.2%
2Q23
14.5%
1.9%
0.5%
12.2%
3Q23
14.5%
1.9%
0.4%
12.2%
4Q23
14.6%
1.8%
0.4%
12.4%
1Q24
14.3%
2.3%
0.3%
11.7%
1Q24 KRX Peer Median
15.1%
1.8%
0.5%
12.8%
2Q24*

Tangible Book Value Per Share



$18.71
1Q24 TBV
$0.54
GAAP Earnings
($0.24)
Dividends
$0.02
Change in AOCI
$0.10
Other
$19.13
2Q24 TBV

- ✓ 2Q24 regulatory risk-based capital ratios increased from 1Q24 and remained above peers
- ✓ The leverage ratio increased 24 bps to 9.93%, as compared to 1Q24
- ✓ Quarterly dividend of $0.23 per share
- ✓ Net unrealized securities losses in AOCI improved by $2.3 million to $245 million in 2Q24
- ✓ AFS securities portfolio of $3.6 billion with a 2.2-year duration
- ✓ TCE% of 8.78% increased 29 bps from 1Q24

*2Q24 regulatory capital ratios are preliminary

Net Interest Revenue / Margin(1)

Net Interest Revenue & Net Interest Margin

$ in millions



$200.3
$199.1
$208.7
3.37%
3.30%
3.20%
3.13%
3.37%
3.28%
2Q23
1Q24
2Q24
Net Interest Revenue
Net Interest Margin (1)
Core Net Interest Margin (2)

- ✓ Net interest revenue increased $9.6 million from 1Q24 primarily driven by an increased focus on our pricing discipline of loans and deposits
- ✓ Core net interest margin, excluding purchase loan accretion, increased 15 bps to 3.28%
- ✓ Purchased loan accretion totaled $5.3 million and contributed 9 bps to the margin, up 2 bps from 7 bps in 1Q24

2Q24 NIM Expansion



3.20%
0.00%
0.15%
0.02%
3.37%
1Q24 NIM
Mix Change
Interest Rates
Loan Accretion
2Q24 NIM

Yields & Costs



5.85%
6.02%
6.15%
6.24%
6.43%
3.37%
3.24%
3.19%
3.23%
3.37%
2.63%
2.88%
2.91%
3.04%
3.21%
2.50%
2.94%
3.16%
3.20%
3.27%
2Q23
3Q23
4Q23
1Q24
2Q24
Loan Yield
NIM
Securities Yield
Cost of IBL

(1) Net interest margin is calculated on a fully-taxable equivalent basis
(2) Core net interest margin excludes purchased loan accretion

Noninterest Income - Operating

$ in millions



$36.4
$32.0
$28.6
$37.2
$36.6
$12.1
$6.3
$8.8
$12.6
$11.5
$2.3
$2.7
$2.2
$1.5
$1.3
$5.6
$6.5
$6.0
$6.3
$6.4
$6.6
$6.2
$2.0
$7.5
$6.8
$9.8
$10.3
$9.6
$9.3
$10.6
2Q23
3Q23
4Q23
1Q24 (1)
2Q24
Service Charges
Mortgage
Brokerage / Wealth Mgmt
Loan sale gains
Other

Linked Quarter

✓ GAAP noninterest income was down $3.0 million to $36.6 million, primarily due to the absence of a non-recurring gain in the prior quarter

✓ On an operating basis, noninterest income decreased $0.6 million from 1Q24
- Mortgage volume increased seasonally as fees decreased $0.7 million due to a $0.8 million negative swing in the MSR mark
- $0.2 million decrease in gains on SBA and Navitas loans sales, strategically retained higher yielding Navitas loans
- Other noninterest income was down $1.1 million, partially due to a $0.5 million lower mark on the SBA servicing asset

Year-over-Year

✓ Noninterest income was relatively flat from 2Q23
- Mortgage rate locks of $295 million in 2Q24 compared to $305 million in 2Q23

(1) See non-GAAP reconciliation table slides in the exhibits to this Presentation for a reconciliation of operating performance measures to GAAP performance

Noninterest Expense

Efficiency Ratio %



66.3%
61.3%
60.5%
59.7%
59.4%
59.6%
59.2%
55.7%
57.4%
57.1%
54.2%
2Q23
3Q23
4Q23
1Q24
2Q24
GAAP
Operating
KRX Peer Median

- ✓ The GAAP and operating efficiency ratios improved compared to last quarter
- ✓ The operating efficiency ratio improved due to higher net interest income combined with relatively flat expenses

Noninterest Expense $

$ in millions



$132.4
$128.8
$144.5
$135.3
$154.6
$138.8
$145.0
$140.4
$147.0
$140.6
2Q23
3Q23
4Q23
1Q24
2Q24
GAAP
Operating(1)

- ✓ GAAP noninterest expense increased $2.0 million compared to 1Q24 mostly due to unusual items in both quarters
- ✓ Operating noninterest expense was relatively flat quarter-over-quarter
  - The effect of merit increases and higher group medical insurance costs was offset by higher deferred loan origination costs, lower incentives and seasonably lower FICA taxes

(1) See non-GAAP reconciliation table slides in the exhibits to this Presentation for a reconciliation of operating performance measures to GAAP performance

Credit Quality

Net Charge-Offs as % of Average Loans



0.17%
0.00%
0.07%
0.12%
-0.03%
0.04%
0.17%
0.20%
0.59%
0.49%
0.22%
0.28%
0.26%
0.10%
0.15%
0.05%
0.16%
0.15%
2020
2021
2022
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
UCBI
UCBI Excl. Navitas

- ✓ 2Q24 net charge-offs of $11.6 million, or 0.26% of average loans annualized
- ✓ Nonperforming assets increased $9.5 million during the quarter and were 0.64% of total loans, an increase of 6 bps from 1Q24
- ✓ Past due loans improved $4.8 million during the quarter and were 0.26% of total loans, a decrease of 2 bps from 1Q24
- ✓ Higher risk loans, defined as special mention plus substandard accruing, improved 0.10% from 1Q24 to 2.8%

Nonperforming Assets & Past Due Loans as a % of Total Loans



0.55%
0.28%
0.29%
0.18%
0.06%
0.18%
0.43%
0.60%
0.50%
0.51%
0.58%
0.64%
0.31%
0.18%
0.21%
0.29%
0.28%
0.26%
2020
2021
2022
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
NPAs (%)
Past Dues (%)

Special Mention & Substandard Accruing Loans as a % of Total Loans



2.6%
2.6%
1.6%
1.5%
1.4%
1.3%
1.6%
1.5%
1.5%
1.6%
1.6%
1.5%
1.4%
1.2%
1.4%
1.1%
1.3%
1.3%
2020
2021
2022
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
Special Mention (%)
Substandard Accruing (%)

Allowance for Credit Losses

Allowance for Credit Losses (ACL) Walk-Forward

$ in thousands



$224,119
($2,753)
($1,467)
($11,614)
($445)
$16,900
$224,740
1Q24 ACL
Loan Growth/ Mix Changes
Unfunded Commitments
NCOs
Specific Reserve
Model Impact/ NCO re-fill
2Q24 ACL

- ✓ The 2Q24 reserve was stable from 1Q24 due to less loan growth
- ✓ Reserve for unfunded commitments decreased $1.5 million from 1Q24 due to lower commercial construction commitments and, to a lesser extent, lower residential construction

Allowance for Credit Losses (ACL)

$ in millions



1.22%
1.21%
1.22%
1.22%
1.23%
$212
$220
$224
$224
$225
2Q23
3Q23
4Q23
1Q24
2Q24
ACL - Allowance for Credit Losses $
ACL - Allowance for Credit Losses / Loans %

- ✓ ACL levels up 1 bp from 1Q24 to 1.23% in 2Q24

Note: ACL includes the reserve for unfunded commitments

2Q24 INVESTOR PRESENTATION

Exhibits

United Community Banks, Inc.

United Community Wealth Strategy

Private Banking	Trust & Investment Services	Advisory Services	Insurance
Building team of Private Bankers to serve as a single point of contact for client and coordinate a team of wealth professionals Concierge banking service and customized lending solutions Phased approach to expanding the business throughout the footprint	AUA = $1.0 billion Came with Seaside acquisition and augmented by the FNBSM acquisition Investment management and fiduciary services for our bank customers	AUA = $2.0 billion Branch-based advisory and brokerage services for retail clients	Personal insurance products to support our wealth management businesses and retail bank customers Life insurance, long term care, disability and other complementary products

- ✓ After a review of our entire wealth management business, we have elected to invest in the businesses that are more integrated with our banking customer base and sell our RIA (FinTrust Capital Advisors – expected to close in 3Q24)
- ✓ FinTrust Capital Advisors represented 44% of our AUA and 33% of Wealth Management revenue
- ✓ Excluding FinTrust, our Wealth Management business has ~ 50 employees and $3.0 billion in AUA
- ✓ The trust business came with the Seaside acquisition and was augmented with the First National Bank of South Miami acquisition
- ✓ We are building out our Private Banking and Trust services in key MSAs in North / South Carolina and Florida, with additional plans to expand these services in other footprint markets over the next 12-24 months

Deposit Trends

2Q24 Total Deposits

$ in billions



$22.3
$0.8
$22.1
$23.3
$23.3
$23.0
2Q23
3Q23
4Q23
1Q24
2Q24
UCBI
Acquisitions

- ✓ Deposits are granular with a $34,000 average account size and are diverse by industry and geography
- ✓ Business deposits of $8.7 billion and personal deposits of $11.2 billion in 2Q24
  - The remaining $2.9 billion of deposits are predominantly comprised of public funds

Deposit Mix Shift



69%
70%
72%
73%
73%
31%
30%
28%
27%
27%
2Q23
3Q23
4Q23
1Q24
2Q24
Noninterest-bearing Deposits
Interest-bearing Deposits

Customer Deposit Granularity

$ in actual



$75,033
$75,865
$76,419
$77,546
$74,568
$19,613
$19,956
$20,594
$20,304
$20,006
2Q23
3Q23
4Q23
1Q24
2Q24
Personal Deposits Avg Acct Size
Business Deposits Avg Acct Size

Average Deposit Costs

$ in billions; rates annualized	2Q23		3Q23		4Q23		1Q24		2Q24	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
DDA	$7.1	N/A	$6.9	N/A	$6.7	N/A	$6.4	N/A	$6.3	N/A
NOW	$4.9	2.27%	$5.3	2.67%	$6.0	2.96%	$6.1	3.06%	$5.9	3.01%
MMDA	$5.2	2.58%	$5.6	3.31%	$5.8	3.49%	$5.9	3.46%	$6.1	3.55%
Savings	$1.3	0.22%	$1.3	0.26%	$1.2	0.24%	$1.2	0.24%	$1.2	0.24%
Time	$3.0	3.03%	$3.5	3.55%	$3.6	3.86%	$3.6	4.02%	$3.5	4.05%
Total Interest-bearing	$14.8	2.42%	$15.9	2.91%	$16.7	3.14%	$16.8	3.21%	$16.7	3.24%
Total deposits	**$21.9**	**1.64%**	**$22.8**	**2.03%**	**$23.2**	**2.24%**	**$23.2**	**2.32%**	**$23.0**	**2.35%**

Navitas Performance

Navitas Portfolio



$ in millions
8.85%
8.80%
8.79%
8.88%
8.99%
9.12%
9.25%
9.30%
9.43%
9.58%
$1,148
$1,211
$1,281
$1,374
$1,447
$1,510
$1,534
$1,543
$1,544
$1,581
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
Navitas Loans $
Portfolio Yield %

- ✓ Navitas represents 9% of total loans
- ✓ Navitas ACL / Loans of 2.85%
- ✓ Navitas 2Q24 NCOs of 1.42% annualized or $5.5 million
- ✓ Of the $5.5 million of losses, $1.7 million came from the Long Haul Trucking segment as the book shrank to just $33 million
- ✓ Excluding Long Haul Trucking losses, Navitas' losses were slightly improved at 1.01% of total Navitas loans, down 5 bps

Net Charge-Offs & Weighted Average FICO Scores



745
748
750
750
751
751
752
752
754
755
756
757
758
0.74%
0.85%
0.32%
0.10%
0.31%
0.36%
0.50%
0.93%
0.69%
1.62%
2.05%
1.66%
1.42%
2019
2020
2021
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
NCOs % - Navitas
Weighted Average FICO - Total Portfolio

Navitas Portfolio Concentrations by State



61%
11%
10%
9%
5%
4%
Other States
CA
TX
FL
NY
GA

Selected Portfolios – Office

Top 10 MSAs by Note Current Balance + Unfunded Commitment – Weighted Avg. LTV 61.5%



$ in millions
Atlanta, GA
LTV 60.7%
$122.4
Charleston, SC
LTV 62.6%
$98.5
Miami, FL
LTV 46.0%
$66.5
Raleigh, NC
LTV 66.0%
$57.8
Greenville, SC
LTV 65.8%
$44.0
Chattanooga, TN
LTV 70.6%
$39.6
Nashville, TN
LTV 74.1%
$32.9
Orlando, FL
LTV 63.6%
$29.0
Charlotte, NC
LTV 61.4%
$24.3
Myrtle Beach, SC
LTV 55.3%
$19.7

2Q24 Portfolio Characteristics

Outstanding	$799.0 million
% of Total Loans	4.4%
Average Loan Size	$1.4 million
Median Loan Size	$0.6 million
Largest Loan Size	$12.2 million
Top 100	$472 million
30 + Days Past Due	$0
Special Mention	$11.0 million
Substandard Accruing	$15.7 million
Nonaccruals	$0

Collateral Type – Top 100 Outstanding



34%
66%
Medical Office
Non-Medical Office

Top 100 Loans Outstanding $472 million, or 60% of the total Office portfolio

Location Segment – Top 100 Outstanding



22%
78%
CBD
Non-CBD

Maturity Schedule – Total Portfolio Outstanding



$ in millions
18% matures in 2024 - 2025
$40
$105
$116
$89
$98
$351
2024
2025
2026
2027
2028
2029 +
Fixed
Floating

Selected Portfolios – Multi-Family

Top 10 MSAs by Note Current Balance + Unfunded Commitment – Weighted Avg. LTV 44.4%

$ in millions



Atlanta, GA
LTV 45.7%
$135.4
Raleigh, NC
LTV 40.3
$113.3
Nashville, TN
LTV 52.6%
$107.0
Jacksonville, FL
LTV 43.0%
$85.3
Greenville, SC
LTV 52.6%
$67.0
Charleston, SC
LTV 48.7%
$63.5
Charlotte, NC
LTV 47.3%
$52.7
Tampa, FL
LTV 23.1%
$39.3
Birmingham, AL
LTV 34.6%
$37.3
Orlando, FL
LTV 45.4%
$36.0

2Q24 Portfolio Characteristics

Outstanding	$883.7 million
% of Total Loans	4.9%
Average Loan Size	$2.5 million
Median Loan Size	$0.4 million
Largest Loan Size	$27.9 million
Top 100	$792 million
30 + Days Past Due	$0
Special Mention	$1.0 million
Substandard Accruing	$2.5 million
Nonaccruals	$0

Project Status – Top 100 Commitments



20%
32%
48%
Construction
Lease-up
Stabilized

Top 100 Loans Outstanding $792 million, or 90% of the total Multi-family portfolio

Maturity Schedule – Total Portfolio Outstanding

$ in millions

38% matures in 2024 - 2025



$95
$240
$203
$193
$50
$103
2024
2025
2026
2027
2028
2029 +
Fixed
Floating

Selected Portfolios – Senior Care

Investment CRE – Senior Care Outstanding

$ in millions



$518
$465
$442
$408
$410
$394
$388
$382
$369
$355
$144
$135
$124
$111
$91
$108
$102
$87
$97
$32
$73
$65
$60
$79
$106
$106
$102
$113
$105
$148
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
Substandard $
Special Mention $
Pass $

2Q24 Portfolio Characteristics	
Outstanding	$355.2 million
% of Total Loans	2.0%
Average Loan Size	$7.4 million
Median Loan Size	$6.6 million
Largest Loan Size	$26.9 million
30 + Days Past Due	$0
Special Mention	$31.6 million
Substandard Accruing	$113.9 million
Nonaccruals	$ 34.3 million

Maturity Schedule – Total Portfolio Outstanding

$ in millions



$132
$82
$67
$8
$10
$38
60% matures in 2024 - 2025
2024
2025
2026
2027
2028
2029 +
Fixed
Floating

Mortgage Activity Trends

Mortgage Locks & Sales

$ in millions



$305
$304
$223
$260
$295
$131
$108
$114
$126
$145
2.8%
2.9%
2.4%
2.9%
3.0%
2Q23
3Q23
4Q23
1Q24
2Q24
Mortgage locks $
Loans sold $
Gain on sale %

Mortgage Locks - Purchase vs. Refinance



86%
87%
87%
80%
84%
14%
13%
13%
20%
16%
2Q23
3Q23
4Q23
1Q24
2Q24
Purchase
Refinance

- ✓ Rate locks were $295 million compared to $260 million in 1Q24, driven primarily by seasonality
- ✓ 92% of locked loans were fixed rate mortgages, which were either sold in 2Q24 or are contemplated to be sold once closed
- ✓ Sold $145 million in 2Q24, up $19 million from $126 million sold in 1Q24
- ✓ The increase in the gain on sale margin was driven by a mix change towards higher margin FHA loans, as well as the cessation of certain customer incentives from last quarter

- ✓ Purchase volume remained the primary driver of originations at 84% of the total

Footprint Focused on High-Growth MSAs in Southeast

Top 10 MSAs - % of Total Deposits


Myrtle Beach, SC
2.0%
Charlotte, NC
2.1%
Orlando, FL
2.3%
Knoxville, TN
2.8%
Gainesville, GA
3.2%
Raleigh, NC
3.7%
Miami, FL
5.3%
Nashville, TN
5.4%
Greenville, SC
8.8%
Atlanta, GA
21.9%

Fastest Growing Major Southeast MSAs (1)	UCBI's % of Total Deposits	'23 – '28 Proj. Pop. Growth %	'23 – '28 Proj. HHI. Growth %
1) Raleigh, NC	3.73%	7.40	11.77
2) Jacksonville, FL	0.52%	6.89	14.35
3) Orlando, FL	2.31%	6.35	10.63
4) Nashville, TN	5.43%	6.12	12.44
5) Charlotte, NC	2.07%	5.80	14.66
6) Tampa, FL	0.12%	5.19	11.68
7) Atlanta, GA	21.85%	4.68	14.16
8) Richmond, VA	--	3.88	12.78
9) Washington, DC	--	2.72	11.66
10) Virginia Beach, VA	--	2.25	14.75
11) Miami, FL	5.30%	1.95	10.76
12) Birmingham, AL	0.73%	1.60	10.87

Fastest Growing Mid-Sized Southeast MSAs (2)	UCBI's % of Total Deposits	'23 – '28 Proj. Pop. Growth %	'23 – '28 Proj. HHI. Growth %
1) Myrtle Beach, SC	2.04%	9.38	12.44
2) Winter Haven, FL	--	9.37	9.14
3) Fort Myers, FL	--	8.93	11.31
4) Sarasota, Fl	0.18%	7.73	12.11
5) Port St. Lucie, FL	0.12%	7.53	11.74
6) Fayetteville, AR	--	6.99	10.18
7) Daytona Beach, FL	--	6.56	10.27
8) Charleston, SC	1.10%	6.32	14.65
9) Huntsville, AL	1.71%	5.93	16.50
10) Melbourne, FL	0.11%	5.29	11.06
11) Greenville, SC	8.81%	4.74	12.63
12) Pensacola, FL	--	4.62	9.92
13) Durham, NC	--	4.52	13.77
14) Knoxville, TN	2.75%	4.10	11.62
15) Columbia, SC	0.21%	3.59	13.59

UCBI MSA Presence

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 500,000 and 1,000,000

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	2Q23	3Q23	4Q23	1Q24	2Q24
Noninterest Income					
Noninterest income - GAAP	$ 36,387	$ 31,977	$ (23,090)	$ 39,587	$ 36,556
Bond portfolio restructuring loss	-	-	51,689	-	-
Lease termination gain	-	-	-	(2,400)	-
Noninterest income - operating	$ 36,387	$ 31,977	$ 28,599	$ 37,187	$ 36,556
Expenses					
Expenses - GAAP	$ 132,407	$ 144,474	$ 154,587	$ 145,002	$ 147,044
Merger-related and other charges	(3,645)	(9,168)	(5,766)	(2,087)	(2,157)
FDIC special assessment	-	-	(9,995)	(2,500)	764
Loss on FinTrust (goodwill impairment)	-	-	-	-	(5,100)
Expenses - operating	$ 128,762	$ 135,306	$ 138,826	$ 140,415	$ 140,551
Diluted Earnings Per Share					
Diluted earnings per share - GAAP	$ 0.53	$ 0.39	$ 0.11	$ 0.51	$ 0.54
Merger-related and other charges	0.02	0.06	0.04	0.01	0.01
Bond portfolio restructuring loss	-	-	0.32	-	-
FDIC special assessment	-	-	0.06	0.02	-
Lease termination gain	-	-	-	(0.02)	-
Loss on FinTrust (goodwill impairment)	-	-	-	-	0.03
Diluted earnings per share - operating	$ 0.55	$ 0.45	$ 0.53	$ 0.52	$ 0.58
Book Value Per Share					
Book Value per share - GAAP	$ 25.98	$ 25.87	$ 26.52	$ 26.83	$ 27.18
Effect of goodwill and other intangibles	(8.15)	(8.17)	(8.13)	(8.12)	(8.05)
Tangible book value per share	$ 17.83	$ 17.70	$ 18.39	$ 18.71	$ 19.13
Return on Tangible Common Equity					
Return on common equity - GAAP	7.47 %	5.32 %	1.44 %	7.14 %	7.53 %
Merger-related and other charges	0.35	0.82	0.50	0.19	0.20
Bond portfolio restructuring loss	-	-	4.47	-	-
FDIC special assessment	-	-	0.86	0.23	(0.07)
Lease termination gain	-	-	-	(0.22)	-
Loss on FinTrust (goodwill impairment)	-	-	-	-	0.46
Return on common equity - operating	7.82	6.14	7.27	7.34	8.12
Effect of goodwill and intangibles	3.53	2.89	3.31	3.34	3.56
Return on tangible common equity - operating	11.35 %	9.03 %	10.58 %	10.68 %	11.68 %

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	2Q23	3Q23	4Q23	1Q24	2Q24
Return on Assets					
Return on assets - GAAP	0.95 %	0.68 %	0.18 %	0.90 %	0.97 %
Merger-related and other charges	-	-	0.06	0.03	0.01
Bond portfolio restructuring loss	-	-	0.57	-	-
FDIC special assessment	0.05	0.11	0.11	0.03	-
Lease termination gain	-	-	-	(0.03)	-
Loss on FinTrust (goodwill impairment)	-	-	-	-	0.06
Return on assets - operating	1.00 %	0.79 %	0.92 %	0.93 %	1.04 %
Return on Assets to Return on Assets - Pre-tax Pre-provision					
Return on assets - GAAP	0.95 %	0.68 %	0.18 %	0.90 %	0.97 %
Income tax expense (benefit)	0.29	0.18	(0.04)	0.27	0.29
(Release of) provision for credit losses	0.35	0.45	0.21	0.19	0.18
Return on assets - pre-tax, pre-provision	1.59	1.31	0.35	1.36	1.44
Merger-related and other charges	0.06	0.13	0.08	0.04	0.03
Bond portfolio restructuring loss	-	-	0.75	-	-
FDIC special assessment	-	-	0.15	0.04	(0.01)
Lease termination gain	-	-	-	(0.04)	-
Loss on FinTrust (goodwill impairment)	-	-	-	-	0.08
Return on assets - pre-tax pre-provision - operating	1.65 %	1.44 %	1.33 %	1.40 %	1.54 %
Efficiency Ratio					
Efficiency ratio - GAAP	55.71 %	61.32 %	66.33 %	60.47 %	59.70 %
Merger-related and other charges	(1.54)	(3.89)	(2.47)	(0.87)	(0.88)
FDIC special assessment	-	-	(4.29)	(1.05)	0.31
Lease termination gain	-	-	-	0.60	-
Loss on FinTrust (goodwill impairment)	-	-	-	-	(2.07)
Efficiency ratio - operating	54.17 %	57.43 %	59.57 %	59.15 %	57.06 %
Tangible Common Equity to Tangible Assets					
Equity to assets ratio - GAAP	11.89 %	11.85 %	11.95 %	12.06 %	12.35 %
Effect of goodwill and intangibles	(3.31)	(3.33)	(3.27)	(3.25)	(3.24)
Effect of preferred equity	(0.37)	(0.34)	(0.32)	(0.32)	(0.33)
Tangible common equity to tangible assets	8.21 %	8.18 %	8.36 %	8.49 %	8.78 %

Glossary

ACL – Allowance for Credit Losses	MLO – Mortgage Loan Office
ALLL – Allowance for Loan Losses	MMDA – Money Market Deposit Account
AOCI – Accumulated Other Comprehensive Income (Loss)	MTM – Marked-to-market
AUA – Assets Under Administration	MSA – Metropolitan Statistical Area
BPS – Basis Points	MSR – Mortgage Servicing Rights Asset
C&I – Commercial and Industrial	NCO – Net Charge-Offs
C&D – Construction and Development	NIM – Net Interest Margin
CECL – Current Expected Credit Losses	NOW – Negotiable Order of Withdrawal
CET1 – Common Equity Tier 1 Capital	NPA – Non-Performing Asset
CRE – Commercial Real Estate	NSF – Non-sufficient Funds
CSP – Customer Service Profiles	OO RE – Owner Occupied Commercial Real Estate
DDA – Demand Deposit Account	PCD – Loans Purchased with Credit Deterioration
EOP – End of Period	PPP – Paycheck Protection Program
EPS – Earnings Per Share	PTPP – Pre-Tax, Pre-Provision Earnings
FHA – Federal Housing Administration	RBC – Risk Based Capital
FTE – Fully-taxable equivalent	ROA – Return on Assets
GAAP – Accounting Principles Generally Accepted in the USA	SBA – United States Small Business Administration
IBL – Interest-bearing liabilities	TCE – Tangible Common Equity
ICS – Insured Cash Sweep	USDA – United States Department of Agriculture
KRX – KBW Nasdaq Regional Banking Index	VA – Veterans Affairs
LPO – Loan Production Office	YOY – Year over Year